LL 03

SECSECU
Mail Processing
Section
MAR 01 2017
Washington DC
406

17009085

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

SEC FILE NUMBER
8-53469

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cherry Tree & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Carlson Parkway, Suite 103
(No. and Street)

Minnetonka (City) MN (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Bortnem 952-893-9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pieper Whitaker & Bjork, LLC
(Name – *if individual, state last, first, middle name*)

3140 Harbor Lane North #100 (Address) Plymouth (City) MN (State) 55447 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon F. Stofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cherry Tree & Associates, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE BORTNEM
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan 31, 2021

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pieper Whitaker & Bjork LLC

CHERRY TREE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

Pieper Whitaker & Bjork LLC
CPAs & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of Cherry Tree & Associates, LLC (the Company) as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cherry Tree & Associates, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Pieper Whitaker & Bjork, LLC

Plymouth Minnesota
February 21, 2017

3140 Harbor Lane, Suite 100, Plymouth, MN 55447 | 7900 International Drive, Suite 510, Bloomington, MN 55425 | phone: 763-550-1100 | fax: 763-550-1644

CHERRY TREE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and equivalents	$	592,062
Accounts receivable, net		46,729
Interest receivable		3,526
Prepaid expenses		39,542
Notes receivable - members		62,156
Total current assets		744,015
Notes receivable - members		124,313
Total assets	$	868,328

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	43,815
Accrued expenses		24,015
Distributions payable		9,750
Deferred revenue		9,807
Total liabilities		87,387
Members' equity:		
Common units (unlimited number of units authorized; 1,000,000 issued and outstanding)		7,500
Non-voting common units (500,000 units authorized; 243,750 issued and outstanding)		248,625
Additional paid in capital		243,535
Retained earnings		281,281
Total members' equity		780,941
Total liabilities and members' equity	$	868,328

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
Year Ended December 31, 2016

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Cherry Tree & Associates, LLC (the Company) was formed on July 27, 2001 as a limited liability company pursuant to the provisions of Chapter 322B of the Minnesota Statutes. During 2016, the Company was converted to a Delaware Limited Liability Company. The Company is a licensed broker-dealer in securities and provides investment banking services and consulting services related to general business, valuations, fairness opinions, and mergers and acquisitions. The Company is a member in good standing of the Financial Industry Regulatory Authority, Inc. (FINRA), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation (SIPC). The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (the Rule), based on the exemptive provisions contained in Section k(2)(i) of the Rule.

Basis of Preparation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United State of America.

Concentrations of Risk

Cash Deposits in Excess of Federally Insured Limits

The Company maintains its cash balances in financial institutions located primarily in Minnesota. The balances held at regulated banking institutions are insured at varying amounts by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2016, the Company had uninsured cash balances totaling $155,341.

The FDIC does not insure money invested in money market funds at broker-dealers. At December 31, 2016, the Company had $100,056 held in money market funds with Charles Schwab, all of which is covered under SIPC.

Major Customers

The Company is dependent on a small number of customers for its revenue. Four customers accounted for 67% of the Company's revenue in 2016. There were no outstanding receivables for these same customers at December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Company include cash, accounts and notes receivables, prepaid expenses, accounts payable and accrued expenses. Pursuant to generally accepted accounting principles, the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair value due to their short-term nature. See Note 3 for fair value determination of warrants.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. Accounts receivable are typically due within 30 days of the invoice date. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when potential for recovery is considered remote. The allowance for doubtful accounts was $48,602 as of December 31, 2016.

Revenue Recognition

The Company typically earns and recognizes monthly non-refundable retainer fees in connection with active investment banking and consulting engagements. The Company also receives success fees on its investment banking engagements. However, the success fees are only payable upon the successful closing of each transaction and accordingly revenue is recognized at such time as closing occurs. The success fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised or percentage of transaction value for mergers or acquisitions and sometimes includes stock warrants which are recorded at fair value when received.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to U.S. federal income taxes as a separate entity. Therefore, revenues and expenses generally pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board (FASB) guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded as of December 31, 2016. The tax returns of the Company can be examined by relevant taxing authorities until such time as the applicable statute of limitation has expired. For example, U.S. tax returns are generally subject to audit for three years from the day they are filed.

2 NOTES RECEIVABLE - MEMBERS

During 2016, promissory notes were issued in conjunction with the implementation of the equity plan (see Note 4). For all notes, three equal installments of principal and interest are due and payable each year commencing on September 1, 2017. Interest is charged on the outstanding balance at a rate of prime plus 2% per annum (effective rate of 3.75% at December 31, 2016). Interest income related to the notes totaled $3,526 for the year ended December 31, 2016. Notes and interest receivable at December 31, 2016 totaled $186,469 and $3,526, respectively.

3 FAIR VALUE MEASUREMENTS

Generally accepted accounting principles provide the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Private company investments, including common stock warrants, are carried at their fair values as determined by management in the absence of readily ascertainable market values. In valuing investments, management considers the cost of the investments, developments since acquisition, estimates as to the effect of future developments, general economic conditions and other pertinent factors. Developments since acquisition may include public offerings of securities by portfolio companies, significant transactions in the securities of portfolio companies in private markets, and transactions in the public or private markets involving securities of similar companies. The fair value of the warrants has been calculated by evaluating the intrinsic value of the warrants at the reporting date, with the estimated per share value as determined by management in the absence of readily ascertainable market values. Public company common stock is valued based on trading market values.

At December 31, 2016, the Company held a warrant to purchase stock in one company. The warrant was valued at zero.

The following table sets forth a summary of changes in fair value of the Company's Level 3 investments during the year ended December 31, 2016:

Level 3 Assets	Warrants
Beginning balance at January 1, 2016	$ -
Total gains or losses (realized/unrealized)	1,403
Purchases, sales, issuances and settlements	(1,403)
Transfers in and/or out of Level 3	-
Ending balance at December 31, 2016	$ -
Net change in unrealized appreciation or (depreciation) included in change in net assets from operations relating to Level 3 investments held at December 31, 2016	$ -

4 EQUITY

The Company has both voting common units and nonvoting common units. The voting common units have the authority to manage the affairs of the Company, and each common unit entitles the member to one vote. Nonvoting units do not have any governance rights, and are not entitled to vote on any matter.

During 2016, the Company implemented an equity plan (the "Plan"). The purpose of the Plan is to promote the success of the Company by facilitating the hiring and retention of competent personnel and by furnishing an incentive to certain employees or independent contractors of the Company upon whose efforts the success of the Company will depend to a large degree ("Key Personnel"). The board of managers (the "Board") has full power and authority to administer and interpret the Plan, and to amend the rules, regulations and guidelines for administering the plan. The Board will also designate which employees or independent contractors will be granted units or options pursuant to the plan and will determine the number of units and/or options to be granted.

The Company has a call option in which the Company can buy back the nonvoting common units if the Key Personnel 1) is no longer a Managing Director or Officer of the Company, 2) is no longer an employee or independent contractor of the Company or 3) if performance or activity requirements no longer continue to be met as determined by the Board. In addition, Key Personnel have a put option in which the Company would be required to buy back the nonvoting common units if the Key Personnel is no longer an employee or independent contractor for any reason. Under the plan, a total of 500,000 nonvoting common units are available for purchase or option. As of December 31, 2016, nonvoting common units issued and sold to Key Personnel under the plan totaled 243,750. In addition, options issued to two Key Personnel to purchase nonvoting common units totaled 46,875 units. A total of 209,375 nonvoting common units are available for future grants.

The Company accounts for equity-based compensation in accordance with FASB guidance, using the fair-value based method. Under this fair-value based method, equity-based compensation expense recognized in 2016 for equity-based awards includes compensation expense for all equity-based compensation awards granted based on the estimated fair value as of the grant date. The Black Scholes option pricing model is used to value the Company's equity options for each equity-based award. Using this option-pricing model, the fair value of each equity award is estimated on the date of grant. Since the equity-based awards issued are subject to immediate vesting, the expense was recognized upon issuance. The expected volatility assumption was based on the average volatilities of similar public companies over a term equal to the expected term of the award granted. The expected term of equity-based awards granted is based upon management's best estimate of the period of time that the equity-based awards granted are expected to be outstanding. The expected term assumption incorporates the contractual term of an award grant. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term approximately equal to the expected term of the award granted.

The weighted average assumptions relating to the valuation of the Company's equity option grants for 2016 were as follows:

	2016
Weighted average fair value of grants	$0.45
Volatility	35%
Risk-free interest rate	1.2%-1.6%
Expected life	5-10 Years
Expected dividend yield	0%

Total compensation expense recognized, related to equity-based awards granted for the year ended December 31, 2016 was $20,925. There was no unrecognized compensation expense at December 31, 2016. The intrinsic value of outstanding options was $0 at December 31, 2016.

Equity option activity was as follows for the year ended December 31, 2016:

	Shares	Weighted Average Fair Value
Outstanding options at January 1, 2016	-	$ -
Granted	46,875	0.45
Exercised	-	-
Forfeited	-	-
Expired	-	-
Outstanding options at December 31, 2016	46,875	$ 0.45

The following table summarizes information about equity options outstanding at December 31, 2016:

Options Outstanding			Options Exercisable	
Number Outstanding at 12/31/2016	Remaining Contractual Life	Exercise Price	Number Exercisable at 12/31/2016	Exercise Price
9,375	4.7 Years	$1.02	9,375	$1.02
37,500	No Term Date	$1.02	37,500	$1.02
46,875			46,875	

5 RELATED PARTY TRANSACTIONS

The Company recorded expenses of $785,104 for utilizing office space, shared staff and office supplies of Cherry Tree Companies, LLC (CTC), a company related through common ownership, in 2016. The Company also paid CTC $367,360 in management fees in 2016. Accounts payable included amounts due to CTC totaling $10,177 at December 31, 2016.

For the year ended December 31, 2016, the Company generated revenue from an affiliated entity totaling $60,000. As of December 31, 2016, there was no accounts receivable due from this affiliated entity.

6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. This rule also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company's net capital was $518,781, which was $512,955 in excess of the required net capital of $5,826. The Company's net ratio of aggregate indebtedness to net capital was .17 to 1 at December 31, 2016.

7 SEC RULE 15C3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provisions.